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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 78)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 78 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8(a) is hereby amended by adding the following at the end thereof:

     Plaintiffs in Crandon Capital Partners v. Shelk, et al., Multnomah County Case No. 0011-11691, and Ray Ann Brown v. Willamette Industries, Inc., et al., Multnomah County Case No. 0011-11695 filed a second amended and consolidated complaint on December 18, 2001 (the "Second Amended State Complaint"). In the Second Amended State Complaint, plaintiffs assert derivative and class action claims against Willamette and Willamette's Board of Directors for breach of fiduciary duty, abuse of control, waste, and unjust enrichment stemming from the Board's rejection of Weyerhaeuser's offers. Plaintiffs seek a declaration that the Willamette directors have breached their fiduciary duties, an injunction requiring the directors to negotiate with Weyerhaeuser and prohibiting them from acting to deter offers, an accounting of unlawful corporate expenditures, undisclosed compensatory and punitive damages, and attorney fees. Willamette and its Board have not yet responded to the Second Amended State Complaint.

     On December 18, 2001, a Willamette shareholder filed a derivative action against Willamette, its Chief Executive Officer, its Board of Directors, and Georgia-Pacific in the United States District Court for the District of Oregon, entitled Van Zwoll v. Swindells, Case No. CV01-1829-AS (the "Federal Complaint"). Plaintiff claims that the Willamette directors breached their fiduciary duties and entrenched themselves by proceeding with a plan to acquire assets of Georgia-Pacific and by refusing to negotiate with Weyerhaeuser. Plaintiff alleges that Georgia-Pacific aided and abetted the Board's breach of its fiduciary duties. Plaintiff also alleges that the directors violated Section 14(e) of the Exchange Act by failing to disclose the existence of negotiations with Georgia-Pacific in a timely manner. Plaintiff seeks a declaration that defendants have breached their fiduciary duties and have violated Section 14(d) of the Exchange Act and Rule 14d-9(c) thereunder, an injunction preventing Willamette from consummating a transaction with Georgia-Pacific and from thwarting Weyerhaeuser's tender offer, and an award of costs and attorney fees. Defendants have not yet responded to the Federal Complaint.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2002        WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer